This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

June 1, 2006

Item 3.

Press Release

Issued on June 1, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to report the status of exploration programs and drill results from the Company’s exploration projects in the Athabasca Basin region of Saskatchewan, Canada.  The Athabasca Basin is the world’s premier uranium mining region providing over 30% of the world’s uranium.  NCA is exploring two areas including the Collins Bay Extension project (“CBE”) and the Canyon Coin Project.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 1st day of June 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Thursday, June 1, 2006

Contact:

Investor Relations

(No.2006-06-18)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Reports on Athabasca Basin Exploration Programs, Saskatchewan

Vancouver, British Columbia – June 1, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (“NCA” or the “Company”) is pleased to report the status of exploration programs and drill results from the Company’s exploration projects in the Athabasca Basin region of Saskatchewan, Canada.  The Athabasca Basin is the world’s premier uranium mining region providing over 30% of the world’s uranium.  NCA is exploring two areas including the Collins Bay Extension project (“CBE”) and the Canyon Coin Project.

The CBE project consists of 37,310 hectares of mineral claims located along the eastern edge of the Athabasca Basin, adjacent to Cameco’s producing Eagle Point uranium mine, and the Rabbit Lake uranium mill.  The Eagle Point mine has reserves of approximately 12.5 million pounds U3O8 and the Rabbit Lake mill is the second largest uranium mill in the world, with capacity of 12 million pounds of uranium per year.  Northern Canadian controls claims covering over 40 kms of two northeast trending fault zones one of which hosts major uranium deposits on adjoining Cameco ground.

The Company is preparing exploration plans to evaluate target areas at the CBE project and the Canyon Coin Project.  The Canyon Coin Project is located along the northern edge of the Athabasca Basin, east of Uranium City near the historic Coin Canyon mine.  NCA has acquired a 90% interest in the claim, which covers 923 hectares.  Historic reports indicate uranium mineralization was identified with a rock sample value of 3.2% from outcrop, reported from previous samples.  Reconnaissance programs and surface exploration programs are planned during June to identify additional drill targets that can be tested later in the summer.

Exploration target areas have been located beneath Wollaston Lake and the Company is now investigating drilling proposals and drilling from barges on the lake.  The Company will coordinate closely with local native groups and Saskatchewan permitting agencies.  NCA recently completed a winter drilling program to test several targets through the ice.  Ten holes were planned with 2000 meters of drilling to test three prospective structural zones.  Unseasonably warm conditions throughout Saskatchewan resulted in a very short drilling season for many companies working in the area.  Two BQ core holes, totaling 565.9 meters of drilling were completed and evaluated for uranium mineralization, using a portable spectrometer (model GR-135).  Contract geologists for the Company identified only weakly elevated total gamma radiation and no significant mineralization was identified.

Seven additional targets remain from last winter’s drilling program within the Wollaston Lake area of the CBE project, and importantly, no drilling was completed on the Company’s best exploration targets in the southeast structural zone.  The southeast zone was identified from seismic geophysics and magnetics data and is located 1-2 km southeast of the Collins Bay fault.  This northeast trending structural zone contains three prospective target areas.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (Vice President-Exploration), a geologist with over 28 years of exploration experience.  Keith Laskowski is the Company’s Qualified Person on its exploration projects.  The Company has an option Agreement on four uranium projects in the Wyoming/South Dakota region, and three uranium properties in southwest Nevada.  The Company is also evaluating additional property acquisition opportunities in North America and overseas.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  Actual results may differ materially from those currently anticipated in such statements

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca